As Filed with the Securities and Exchange Commission on July 8, 2016
1933 Act File No. 333 -
1940 Act File No. 811 - 22925

Securities and Exchange Commission
Washington, D.C. 20549

Form S-6

For Registration Under the Securities Act of 1933
of Securities of Unit Investment Trusts
Registered on Form N-8B-2

A.	Exact Name of Trust: Elkhorn Unit Trust, Series 11

B.	Name of Depositor: Elkhorn Securities, LLC

C.	Complete Address of Depositor’s Principal Executive Offices:

Elkhorn Securities, LLC
207 Reber Street
Suite 201
 Wheaton, Illinois 60187

D.	Name and Complete Address of Agent for Service:

Copies to:

Benjamin T. Fulton Chief Executive Officer Elkhorn Securities, LLC 207 Reber Street Suite 201 Wheaton, Illinois 60187 (630) 384-8714	Morrison C. Warren, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603 (312) 845-3000

 It is proposed that this filing will become effective (check appropriate box)

[ ]	immediately upon filing pursuant to paragraph (b)

[ ]	on (date) pursuant to paragraph (b)

[ ]	60 days after filing pursuant to paragraph (a)(1)

[ ]	on (date) pursuant to paragraph (a)(1) of rule 485

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.	Title of Securities Being Registered: Units of fractional undivided beneficial interest.

F.	Approximate Date of Proposed Sale to Public: As soon as practicable after the effective date of the Registration Statement.

[ ]	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated July 8, 2016

Elkhorn Unit Trust, Series 11

(A Unit Investment Trust)

The above-referenced Series is comprised of the Elkhorn High Yield Dividend Aristocrats Select Portfolio, Series 3 (the “trust”).

The attached final prospectus for the prior series of the trust is hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series.

The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporated herein by reference is the final prospectus for Elkhorn Unit Trust, Series 9 (Registration No. 333-208406) as filed on January 21, 2016, which shall be used as the preliminary prospectus for such trust.

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.	Bonding Arrangements of Depositor:

The Depositor will obtain a Securities Dealer Blanket Bond for its officers, directors and employees.

B.	This Registration Statement comprises the following papers and documents.

The facing sheet
The prospectus
The signatures
Consents of Independent Registered Public Accounting Firm and Counsel as indicated
Exhibits as indicated on the List of Exhibits

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Elkhorn Unit Trust, Series 11 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wheaton, and State of Illinois, on the 8th day of July, 2016.

Elkhorn Unit Trust, Series 11, Registrant

By:	Elkhorn Securities, LLC, Depositor

By:	/s/ Benjamin T. Fulton
Benjamin T. Fulton
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ Benjamin T. Fulton
Benjamin T. Fulton	Chief Executive Officer and the Chief Compliance Officer of Elkhorn Securities, LLC	July 8, 2016

/s/ Philip L. Ziesemer
Philip L. Ziesemer	Chief Financial Officer of Elkhorn Securities, LLC	July 8, 2016

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement (to be supplied by amendment).

1.1.1	Standard Terms and Conditions of Trust. (Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Elkhorn Unit Trust, Series 1 (File No. 333-198204) filed on January 14, 2015.)

2.1	Code of Ethics. (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Elkhorn Unit Trust, Series 1 (File No. 333-198204) filed on January 14, 2015.)

3.1	Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.2	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

4.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

Memorandum

Re:	Elkhorn Unit Trust, Series 11

The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the fund, will be filed by amendment.

1940 Act

Forms N-8A and N-8B-2

Form N-8A and Form N‑8B‑2 was filed in respect of Elkhorn Unit Trust (and subsequent series) (File No. 811-22925).

1933 Act

 The Indenture

The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated January 13, 2015 relative to Elkhorn Unit Trust, Series 1.

Chapman and Cutler LLP

Chicago, Illinois
July 8, 2016